Exhibit (a)(1)(H)

Madison Dearborn Partners Completes Acquisition of Benefytt Technologies

TAMPA, Fla. – August 21, 2020 – Benefytt Technologies, Inc. (“Benefytt” or “the Company”), a health insurance technology company and leading distributor of Medicare-related health insurance plans, today announced that funds affiliated with Madison Dearborn Partners, LLC (the “MDP Funds”) have completed their previously disclosed acquisition of Benefytt. The Company will maintain its brand name and build upon its tech-first mission to help consumers connect with Medicare and other health and life insurance products. Gavin Southwell will continue to serve as the Chief Executive Officer of Benefytt, and the Company will remain headquartered in Tampa, Fla.

The closing of the transaction follows the successful completion of the MDP Funds’ purchase of the majority of Benefytt’s outstanding shares of common stock for $31.00 per share in an all-cash tender offer (the “Tender Offer”). The Tender Offer expired at one minute after 11:59 p.m. Eastern Time on August 20, 2020. A total of 13,576,316 shares of Benefytt’s Class A common stock were validly tendered and not withdrawn (including 1,721,795 shares tendered by guaranteed delivery) pursuant to the terms of the definitive agreement for the acquisition (the “Merger Agreement”), representing approximately 95.2% of Benefytt’s outstanding shares. No shares of Benefytt’s Class B common stock were outstanding upon the expiration of the Tender Offer. All shares tendered in the Tender Offer have been accepted for payment by Daylight Beta Corp. (“Purchaser”), a wholly owned subsidiary of the MDP Funds, and Purchaser will promptly make payment for such tendered shares. The transaction was completed through the consummation of a merger pursuant to which the MDP Funds purchased all remaining outstanding shares of Benefytt’s Class A common stock at a per share price equal to the Tender Offer price.

Gavin Southwell, Benefytt’s Chief Executive Officer and President, commented, “Today’s closing is an important milestone in Benefytt’s ongoing work to become a premier health insurance technology company. As we enter this next phase, the entire Benefytt team looks forward to drawing upon Madison Dearborn’s deep expertise in the insurance technology and health care industries to drive our transformation strategy forward.”

Vahe Dombalagian, a Managing Director on Madison Dearborn’s Financial & Transaction Services team, added, “In this ever-changing market for Medicare-related plans and services, Benefytt’s approach offers consumers a highly personalized and accessible enrollment experience. We are excited to build on Benefytt’s technology-driven model and support Gavin and the rest of the management team as they continue to lead Benefytt’s strategic transformation and product diversification.”

As a result of the completion of the acquisition, Benefytt is now a private company, substantially owned by the MDP Funds, and is no longer listed on the Nasdaq Global Select Market.

Weil, Gotshal & Manges LLP served as legal advisor to Benefytt and BofA Securities acted as exclusive financial advisor. Kirkland & Ellis LLP served as legal advisor to the MDP Funds and SunTrust Robinson Humphrey, Inc. acted as financial advisor. Committed financing for the transaction was provided by Truist Bank, Regions Bank, RBC Capital Markets and TD Bank.

About Benefytt Technologies, Inc.

Benefytt Technologies, Inc. is a health insurance technology company that primarily engages in the development and operation of private e-commerce health insurance marketplaces, consumer engagement platforms, agency technology systems, and insurance policy administration platforms. By leveraging existing and emerging platforms and Technologies, the Company offers a range of Medicare-related insurance plans from many of the nation’s leading carriers as well as other types of health insurance and supplemental products that meet the needs of consumers.

About Madison Dearborn Partners, LLC

Madison Dearborn Partners, LLC (“Madison Dearborn”) is a leading private equity investment firm based in Chicago. Since Madison Dearborn’s formation in 1992, the firm has raised aggregate capital of over $26 billion and has completed over 140 investments. Madison Dearborn invests across five dedicated industry verticals, including financial and transaction services; health care; basic industries; business and government software and services; and telecom, media and technology services. For more information, please visit www.mdcp.com.

Cautionary Note on Forward Looking Statements

The matters discussed in this communication may constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, activity levels, performance or achievements to be materially different from any future results, activity levels, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “could”, “expect”, “estimate”, “may”, “potential”, “will”, and “would”, or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other forward-looking information. There may be events in the future that we are not able to predict or control accurately, and numerous factors may cause events, our results of operations, financial performance, achievements, or industry performance, to differ materially from those reflected in the forward-looking statements. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s most recent report on Form 10-K for the year ended December 31, 2019.

As for the forward-looking statements and information that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this communication. Subsequent events and developments may cause our views to change. While we may elect to update the forward-looking statements at some point in the future, we specifically disclaim any obligation to do so. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Contacts

For Benefytt Technologies, Inc.:

Michael DeVries

Senior Vice President, Finance

813-906-5314

mdevries@bfyt.com

For MDP:

Abernathy MacGregor

Chuck Dohrenwend or Deirdre Walsh

212-371-5999

AbmacMDCP@abmac.com